EXHIBIT 99.1

SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United

Kingdom

Update—Routine announcements in the period to June 3, 2021

June 1, 2021	Total Voting Rights

June 2, 2021	Director/PDMR Shareholding